EMI

04024602

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

13th April, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

SEC MAIL PROCESSING RECEIVED APR 21 2004 WASH. D.C. 181 SECTION

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd April 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a news release, dated 13th April 2004, clarifying the nature of the false allegations made in newspaper reports against EMI in connection with EMI's suit against Avatar Records for non-payment of amounts due.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
APR 28 2004
THOMSON FINANCIAL

dlw 4/28

Enc.

EMI

News Release

FOR IMMEDIATE RELEASE

ER 04/28

EMI Group plc

Statement

9 April 2004

EMI wishes to clarify the nature of the false allegations made in newspaper reports against EMI in connection with EMI's suit against Avatar Records for non-payment of amounts due. Neither Avatar nor any other person has alleged that EMI has misstated its revenues from sales and in fact EMI has never misreported its sales in its accounts or elsewhere. The allegations relate only to the behaviour of certain independent marketing consultants in respect of the manipulation of the US chart position of a limited set of recordings, as determined by the Nielsen SoundScan. There is no testimony that EMI engaged in these practices, and EMI categorically denies any such allegations.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959